SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                              NOVARAY MEDICAL, INC.
                              ---------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8226
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2007
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.:  N/A

NAME OF REPORTING PERSON

1.      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Adam Benowitz

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ] (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        AF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

NUMBER OF                   7       SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -   503,180
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER   - 503,180

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,180

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%

14      TYPE OF REPORTING PERSON
        IN

                                Page 2 of 9 pages

CUSIP No.:  N/A

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Vision Opportunity Master Fund, Ltd.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ] (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

NUMBER OF                   7       SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -   503,180
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER   -  503,180

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,180

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%

14      TYPE OF REPORTING PERSON
        CO

                                Page 3 of 9 pages

CUSIP No.:  N/A

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Vision Capital Advisors, LLC
        (formerly known as Vision Opportunity Capital Management, LLC)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ] (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        AF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF                   7       SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -   503,180
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER   -   503,180

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,180

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.99%

14      TYPE OF REPORTING PERSON
        IA

                                Page 4 of 9 pages

                                EXPLANATORY NOTE

This Amendment No. 1 (this "Statement") amends the Schedule 13D relating to NovaRay Medical, Inc., a Delaware corporation (formerly known as Vision Acquisition I, Inc.) (the "Issuer"), originally filed on September 21, 2007 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Fund") and certain of its affiliates (the "Existing Schedule 13D"). Items 4 and 7 of the Existing
Schedule 13D are hereby supplemented and Item 5 of the Existing Schedule 13D is hereby replaced in its entirety, as follows:

ITEM 4. Purpose of Transaction.

        On December 26, 2007, the Issuer filed a Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware pursuant to which the Issuer (i) changed its corporate name to "NovaRay Medical, Inc." and (ii) effected a 1-for-26.7 reverse stock split whereby every
26.7 issued and outstanding shares of common stock of the Issuer was automatically combined into and became one fully paid and nonassessable share of Common Stock.

        On December 27, 2007, the Issuer, Vision Acquisition Subsidiary, Inc., a newly-formed wholly-owned subsidiary of the Issuer ("Merger Sub"), and NovaRay, Inc., a Delaware corporation ("NovaRay") entered into a merger agreement (the "Merger Agreement") whereby Merger Sub merged with and into NovaRay, with NovaRay remaining as the surviving corporation with the stockholders of NovaRay exchanging all of their stock in NovaRay for a total of 9,580,587 shares of common stock of the Issuer (the "Merger").

        Immediately following the Merger, the Issuer and the Fund entered into a Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated as of December 27, 2007 (the "Purchase Agreement"), pursuant to which the Fund invested $10,000,001.73 to purchase (i) 3,745,319 shares of Series A Convertible Preferred Stock (the "Preferred Stock"), (ii) a Series A Warrant to purchase 1,248,439 shares of Common Stock at an exercise price of $4.25 per share (the "Series A Warrant"), (iii) a Series J Warrant to purchase 2,309,469 shares of Preferred Stock at an exercise price of $4.33 per share (the "Series J Warrant"), and (iv) a Series J-A Warrant to purchase up to 769,823 shares of Common Stock at an exercise price of $6.91 per share (the "Series J-A Warrant"). The Series A Warrant shall expire five (5) years following December 27, 2007 (the "Initial Closing Date"), the Series J Warrant shall expire twelve (12) months following the Initial Closing Date and the Series J-A Warrant shall expire five (5) years following the date of exercise of the Series J Warrant.

        Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, at no time may the Fund exercise a Series A Warrant or Series J-A Warrant if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by the Fund and its affiliates at such time, the number of shares of the Issuer's Common Stock which would result in the Fund and its affiliates beneficially owning in excess of 4.99% of the then issued and outstanding shares of Common Stock (the "Warrant Exercise Restriction"); provided, however, that upon the Fund providing the Issuer with sixty-one (61) days notice pursuant to the terms of the Series A Warrant or Series J-A Warrant (the "Warrant Waiver Notice") that the Fund would like to waive the Warrant Exercise Restriction with regard to any or all shares of Common Stock issuable upon exercise of a Series A Warrant or Series J-A Warrant, the Warrant Exercise Restriction will be of no force or effect with regard to all or a portion of the Series A Warrant or Series J-A Warrant referenced in the Warrant Waiver Notice; provided, further, that during the sixty-one (61) day period prior to the

                                Page 5 of 9 pages
expiration date of a Series A Warrant or Series J-A Warrant the Fund may waive the Warrant Exercise Restriction upon providing the Warrant Waiver Notice at any time during such sixty-one (61) day period, provided, further, that any Warrant Waiver Notice during the sixty-one (61) day period prior to the expiration date of a Series A Warrant or Series J-A Warrant will not be effective until the expiration date of the Series A Warrant or Series J-A Warrant.

        At any time on or after the date of the initial issuance of the Preferred Stock, the Fund may elect to convert all or any portion of the Preferred Stock into a number of fully paid and nonassessable shares of Common Stock for each such share of Preferred Stock at an initial conversion price of $2.67. At no time may the Fund convert shares of Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by the Fund and its affiliates at such time, the number of shares of the Issuer's Common Stock which would result in the Fund and its affiliates beneficially owning in excess of 4.99% of the then issued and outstanding shares of Common Stock (the "Conversion Restriction"); provided, however, the Fund may provide the Issuer with sixty-one
(61) days notice (the "Series A Convertible Preferred Waiver Notice") that the Fund would like to waive this restriction with regard to any or all shares of Common Stock issuable upon conversion of the Preferred Stock and the Conversion Restriction will be of no force or effect with regard to those shares of Preferred Stock referenced in the Series A Convertible Preferred Waiver Notice.


ITEM 5. Interest in Securities of the Issuer.

        (a) As of December 27, 2007, the Fund beneficially owns 503,180 shares of Common Stock, representing 4.99% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 9,767,853 shares of Common Stock outstanding as of December 27, 2007, as reported on the Issuer's Form 8-K filed on December 28, 2007.

        (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 503,180 shares of Common Stock reported herein.

        (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

        (d) Not applicable.

        (e) As of December 27, 2007, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer.

                                Page 6 of 9 pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.    Description
-----------    -----------

1. Agreement and Plan of Merger by and among Vision Acquisition I, Inc., NovaRay, Inc. and Vision Acquisition Subsidiary, Inc. dated December 26, 2007*


* Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2007.


                                Page 7 of 9 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2007

                          ADAM BENOWITZ
                          VISION CAPITAL ADVISORS, LLC
                          VISION OPPORTUNITY MASTER FUND, LTD.


                          By:/s/ Adam Benowitz
                             ----------------------------------------
                          Adam Benowitz, for himself, as Managing Member
                          of the Investment Manager and a Director of the Fund


                                Page 8 of 9 pages

                                  EXHIBIT INDEX

        Exh. # Description

1. Agreement and Plan of Merger by and among Vision Acquisition I, Inc., NovaRay, Inc. and Vision Acquisition Subsidiary, Inc. dated December 26, 2007*



        * Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2007.


                               Page 9 of 9 pages